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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Allegretto
Scott Anderegg
Mara Ransom
Lisa Sellars

Re:	Farfetch Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially submitted on August 2, 2018
CIK No. 0001740915

Ladies and Gentlemen:

On behalf of Farfetch Limited (the “Company”), we submit this letter to the staff of the Commission (the “Staff”). The Company intends to file Amendment No. 1 (the “Amendment No. 1”) on approximately September 6, 2018 to the Registration Statement on Form F-1 filed on August 20, 2018 (“Registration Statement”) with the Commission through its EDGAR system. The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 30, 2018 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on July 11, 2018 (“Submission No. 2”) and by the Registration Statement on Form F-1 on August 2, 2018 (“Submission No. 3”). The purpose of this letter is to respond to the comment letter to Submission No. 3 received on August 21, 2018 from the Staff.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in Amendment No. 1, and all references to page numbers in such responses are to page numbers in Amendment No. 1.

August 24, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Consumer Acquisition and Engagement, page 72

1.

We note your response to comment 2 and your revised disclosure. We note that you consider the amounts underlying the LTV/CAC ratio calculations to include commercially sensitive information. Please help us understand why the components of CAC would be commercially sensitive when your disclosure indicates that your demand generation expenses reflect fees paid to various media and affiliate partners and would appear to be aggregated for purposes of this disclosure. Alternatively, please provide us these amounts supplementally so that we can understand how you arrive at these ratios.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amounts underlying the LTV/CAC ratio calculations are commercially sensitive because competitors could use the individual components, combined with the LTV/CAC ratios, to calculate changes in the Company’s media strategy. Approximately 85% of the Company’s annual media spend is bought through auction processes, and competitors’ actions could therefore materially increase the Company’s demand generation expenses. If the Company’s competitors can identify CAC and LTV separately, together with third-party traffic data from various media intelligence services (e.g., Alexa, Similarweb), they could build a robust picture of where the Company is purchasing efficient new media opportunities, allowing such competitors to identify any significant changes in the Company’s media mix over time, and the Company believes it is likely that they may copy the Company’s media investment strategy. This could directly raise the Company’s costs as an increase in the number of participants in a media auction leads to higher costs-per-click. Where more competitors are participating in the same media auctions, the Company would either lose traffic volume, and therefore GMV, or the Company would need to increase spend to acquire the same traffic volumes.

2.

We further note your response to comment 2 where you state that you do not intend to include LTV/CAC ratio disclosure on an ongoing basis but you believe that the ratio is helpful to initial investors’ understanding of the business. Please tell us how you have determined that you will not provide this disclosure in future filings. Specifically, explain to us why this information would not be useful to future investors if, as you indicate in your response, you believe it is helpful to investors in your initial public offering and, as you indicate in your disclosure, in light of your belief that you can generate a higher LTV over time or can spend less on demand generation to achieve a comparable return.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, on an ongoing basis, the Company’s statement of operations data will provide sufficient information to allow investors to measure the Company’s performance, including in regards to demand generation, for which the related expense is disclosed in the notes to the Company’s consolidated financial statements. In the Company’s initial public offering disclosure, the Company believes it is helpful to provide more detailed information about how it acquires consumers to allow investors to gain a better initial understanding of its business. The Company’s LTV/CAC ratio is an enhanced level of disclosure to help investors understand the Company’s history and the improvement in efficiencies of its marketing capabilities. On an ongoing basis, however, the Company’s Operating and Financial Review and Prospects disclosure and consolidated financial statements will provide adequate information on which investors can meaningfully analyze the Company’s business, in particular regarding demand generation expense and demand generation expense as a percentage of Adjusted Revenue.

August 24, 2018

Our Products, page 106

3.

We note your response to comment 6. Please revise your discussion of the increase in your app’s contribution to GMV to explain if the increase in app use results in an increase to total GMV. If there is not a causal relationship between app use and total GMV, please clarify that fact in your disclosure and explain the significance of the increase in app use.

Response: The Company respectfully acknowledges the Staff’s comment and will add the following underlined disclosure to page 110 of Amendment No. 1:

We believe that the increase in popularity of our app demonstrates the changing dynamics of consumers’ shopping behavior and that the increase in app use results in an increase in GMV. From 2016 to 2017, our app’s share of GMV has increased from 13% to 27%, and for the six months ended June 30, 2018, our app accounted for 21% of total visits to our Marketplace.

Notes to the consolidated financial statements

Note 2.3 Summary of significant accounting policies

e) Revenue recognition, page F-11

4.	We note your response to comment 8 along with your disclosures here and in Note 4. We have the following comments.

•

We note your explanation that non-delivery services are not considered to be distinct from the overall performance obligation of facilitating the transaction between sellers and consumers using your platform. You further state that you act as a principal with respect to the non-delivery services and they are recognized on a gross basis; and you act as an agent with respect to the facilitation of the transactions and recognize revenue on a net basis as a commission. Please tell us how recognizing revenue for a portion of a single performance obligation on a gross basis and the remaining revenue from the same performance obligation on a net basis complies with paragraph B34 of IFRS 15. If possible, please tell us the amount of revenue recognized in each period related to these non-delivery services.

•

Please provide us your analysis regarding how you determined that delivery revenue should be recognized on a gross basis. Tell us the amount of revenue recognized in each period presented. Reference B34 through B37A of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that:

•

The Company’s primary performance obligation is to act as a commercial intermediary between sellers and end consumers, where it identifies itself as an agent earning commission based on the seller’s retail price per item and, therefore, recognizes revenue on a net basis. The non-delivery services represent amounts billed to the sellers by the Company for activities related to the Company’s primary performance obligation, such as packaging, credit card processing, settlement of duties and other transaction processing activities, which do not constitute separate promises to the customer. The fees for these activities are included within the commission the Company earns from its sellers. The

August 24, 2018

related consideration is combined and recognized concurrently with the commission revenues upon satisfaction of the performance obligation, which is arranging the sale between the seller and end consumer. The Company’s previous reference to non-delivery services being recognized on a “gross basis” was intended to convey that the consideration received for these packaging and transaction processing activities is included in revenue while any associated costs are part of the Company’s fulfillment efforts. For the year ended December 31, 2017, a total of $89.4 million was included in revenue relating to these non-delivery service charges.

The Company has revised its disclosures in the consolidated financial statements to clarify its description of these non-delivery activities. These changes are appended to this response letter as Appendix A, and the Company will reflect them in Amendment No. 1.

•

The Company has concluded that the delivery service is a distinct service provided to the end consumer and that it controls the delivery service by directing third-party shipping partners to perform the service on the Company’s behalf. The Company is primarily responsible for organizing the shipping service, and, as set out in the terms and conditions on the Company’s website, the arrangement for the shipping service is between the Company and the end consumer only. The Company has existing contracts in place with several shipping partners but ultimately has overall responsibility for providing the shipping service from the sellers to the end consumer under its contract with the end consumers. The sellers are not party to these contracts. The following indicators support the Company’s conclusion that it is the principal with respect to the delivery services:

•	The Company has full supplier discretion as far as which third-party shipping partners to use at any time;

•	The Company has full latitude to determine the fees charged for these services and separately negotiates the amount it pays to its shipping partners;

•	The Company bears the risk of loss if the delivery charges fluctuate; and

•	The Company assumes responsibility for settling any delivery issues with third-party shipping partners if anything goes wrong.

For the year ended December 31, 2017, the Company recorded total revenue of $41.6 million relating to delivery services.

* * *

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

August 24, 2018

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua Kiernan, Esq., Latham & Watkins LLP

Jeffrey Vetter, Esq., Fenwick & West LLP

James D. Evans, Esq., Fenwick & West LLP

Katherine K. Duncan, Esq., Fenwick & West LLP

August 24, 2018

Appendix A

[changed pages enclosed]

Notes to the consolidated financial statements

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities
- Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
- Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

e) Revenue recognition

On January 1, 2017, the Group adopted IFRS 15 using the full retrospective transition method. The standard establishes principles for reporting information to users of financial statements, about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Further detail can be found in note 4 to the financial statements.

Revenue is recognized in accordance with the five-step model under IFRS 15:

1. identifying the contracts with customers;
2. identifying the separate performance obligations;
3. determining the transaction price;
4. allocating the transaction price to the separate performance obligations; and
5. recognizing revenue when each performance obligation is satisfied.

Retailing of goods

Revenue is recognized when the performance obligation is satisfied which is when the goods are received by the customer. Included within sales of goods is a provision for expected returns, discounts and rebates. Where these are not known, the Group uses historical data and patterns to calculate an estimate.

Rendering of services

The Group primarily acts as a commercial intermediary between sellers, being the brands and boutiques, and end consumers and earns a commission for this service. For these arrangements, the Group acts as an agent for the sellers and related revenue is recognized on a net basis. The Group

F-11

Notes to the consolidated financial statements

also charges fees to sellers for activities related to providing this service, such as packaging, credit card processing, settlement of duties, and other transaction processing activities. These activities are not considered separate promises to the customer, and the related fees are therefore recognized concurrently with commissions at the time the performance obligation to facilitate the transaction between the seller and end consumer is satisfied, which is when the goods are dispatched to the end consumer by the seller. A provision is made for commissions that would be refunded if the end consumer returns the goods, and the Group uses historical data and patterns to estimate its return provision.

The Group also provides delivery services to end consumers for goods purchased on its platform. For these services, the Group acts as the principal and recognizes as revenue amounts charged to end consumers net of any promotional incentives and discounts. Revenue for these services is recognized on delivery of goods to the end consumer, which represents the point in time at which the Group's performance obligation is satisfied. No provision for returns is made as delivery revenue is not subject to refund.

Promotional incentives, which include basket promo-code discounts, may periodically be offered to end consumers. These are treated as a deduction to revenue. Cash is collected by the Group from the end consumer using payment service providers. Within two months of the transactions, this is remitted to the relevant seller (net of commission and recoveries).

Before the adoption of IFRS 15 the Group recognized revenue relating to the delivery of goods on dispatch. As a result of the application of IFRS 15 the Group now recognizes a contract liability relating to the delivery of goods which have been dispatched but are yet to be delivered. This has resulted in an increase/(decrease) in revenue of $139,000, ($279,000) and $9,000 and recognition of deferred revenue of $153,000, $407,000 and $436,000 in 2015, 2016 and 2017 respectively. On transition, the impact on opening equity attributable to owners of the parent at January 1, 2015 was a decrease of $309,000.

f) Current and deferred tax

Current tax is the expected tax payable based on the taxable profit for the period, and the tax laws that have been enacted or substantively enacted by the reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit. Current and deferred tax is charged or credited in the statement of operations, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

F-12

Notes to the consolidated financial statements

Browns in-store

The Group has a single performance obligation in respect of Browns in-store revenue, which is the sale of finished goods.

Platform services

Within platform services, the Group primarily acts as a commercial intermediary between sellers and end consumers and earns a commission for this service. Commission revenue is recognized on a net basis in the statement of operations because the Group acts as an agent in these arrangements. Revenue in relation to these obligations within Platform Services Revenue which have not been satisfied at the end of the reporting period is $1,067,000 (2016: $330,000, 2015: $165,000) and is expected to be recognized in under 90 days from the end of the reporting period. In 2017, $330,000 (2016: $165,000, 2015: $58,000) of revenue deferred in 2016 (2015, 2014) was recognized as revenue.

In other arrangements, the Group sells its own goods on the platform where the Group is the principal, and therefore related revenues are recognized on a gross basis. Revenue on the sale of these goods is recognized when the goods are received by the end consumer. For finished goods that have been ordered on the platform but not yet delivered to the end consumer at the end of the reporting period, revenue is deferred until delivery. At December 31, 2017, these deferred amounts were $1,135,000 (2016: $741,000, 2015: $nil), which the Group expects to recognize within 30 days of period end. In 2017, $741,000 (2016: $nil, 2016: $nil) of revenue deferred in 2016 (2015, 2014) was recognized as revenue.

Platform service revenue also includes fees charged to sellers for other activities, such as packaging, credit card processing, and other transaction processing activities.

At checkout, end consumers are charged for delivery, if applicable, in addition to the price of goods in their basket (refer to Platform fulfilment below for a discussion of delivery services). The Group is responsible for the collection of cash from end consumers with payment typically taken in advance of completing its performance obligations. In arrangements where the Group acts as an agent, cash collections are remitted net to the sellers generally within two months of collection.

Platform fulfilment

The Group also provides delivery services for products sold on the platform, for which revenues are recognized when the products are delivered to the end consumers. Revenues for delivery services are stated net of promotional incentives and discounts. Platform fulfilment revenue also includes fees charged to sellers for the settlement of duties which are recognized concurrently with commissions.

As discussed above, the promise with respect to delivery services is satisfied only when the goods are delivered. Within Platform Fulfilment Revenue, where the delivery performance obligation has not been satisfied at the end of the reporting period, revenue of $436,000 (2016: $407,000, 2015: $153,000) has been deferred and is expected to be recognized in under 90 days from the end of the reporting period. The transaction price for this performance obligation is the delivery costs charged to the consumer as described above. In 2017 $407,000 (2016: $153,000, 2015: $308,000) of revenue deferred in 2016 (2015, 2014) was recognized as revenue.

There were no receivables from contracts with customers (2015 and 2016: none).

Further detail can be found in note 2.3. e) to the financial statements.

F-21